FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

February 17, 2009

ITEM 3   News Release:

A press release was issued on February 19, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that on February 17, 2009 the Court of Queen’s Bench ordered an extension of the Stay Period under JED’s creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) from February 17, 2009 through April 20, 2009.

ITEM 5   Full Description of Material Change:

JED announced that on February 17, 2009 the Court of Queen’s Bench ordered an extension of the Stay Period under JED’s creditor protection under the CCAA from February 17, 2009 through April 20, 2009.  This extension also extends the deadline for JED to file its interim financial report for the third quarter ended September 30, 2008 through April 20, 2009 without being subject to cease-trade orders.

The Court also approved an increase in the maximum amount of permitted capital expenditures by JED from $1,500,000.00 to $2,250,000.00; the late acceptance of the thirteen Proofs of Claim received after the Claims Bar Date, and the payment of the first portion under JED’s Retention Bonus Plan to terminated JED employees.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 875-4248

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on February 19, 2009.